



P.O.Box 423 Skøyen, N-0213 Oslo
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Ellen W. Ronæss, Manager, Shareholder Services, Tel.: +47 22544430

Date: 15 December 2004

ORK – Trade subject to notification

On 14 December 2004, Orkla exercised 5,334 options at a strikeprice of NOK 132. These options were exercised by Portfolio Manager Ola Uhre, Orkla ASA.

Moreover Ola Uhre has sold 5,415 shares at NOK 192. Uhre's total holdings after these transactions are 5,434 shares and 33,666 options in Orkla ASA.

After these transactions Orkla holds 6,521,071 own share and a total of 1,924,845 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining part of the cash bonus programme.

dlw 1/11